Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

RECEIVED

2005 DEC -6 P 12:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

23rd November 2005

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

05013088

Dear Sirs,

SUPPL

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Announcement published in the newspapers on 23rd November 2005 regarding Notice on Closure of Register of Members

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

PROCESSED
DEC 08 2005
THOMSON FINANCIAL

Enc.
LW/jh

The Standard Wednesday, November 23, 2005

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock code: 006)

NOTICE OF CLOSURE OF REGISTER OF MEMBERS

In order to ascertain the entitlement of the HEH Independent Shareholders to attend and vote at the HEH EGM, the Register of Members of the Company will be closed from Thursday, 8th December, 2005 to Tuesday, 13th December, 2005, both days inclusive, during which period no transfer of shares will be effected.

Reference is made to the announcement (the "**Joint Announcement**") issued jointly by Hongkong Electric Holdings Limited (the "**Company**" or "**HEH**") and Cheung Kong Infrastructure Holdings Limited on 10th November, 2005 regarding, inter alia, the sending of a notice of the HEH EGM (the "**Notice**") to the HEH Shareholders in accordance with the relevant requirements of the Listing Rules. Unless otherwise defined, terms used herein shall have the same meanings as defined in the Joint Announcement.

The Notice will be despatched to HEH Shareholders on or about 25th November, 2005. The Register of Members of the Company will be closed from Thursday, 8th December, 2005 to Tuesday, 13th December, 2005, both days inclusive (the "**Closure**"), for the purpose of determining the entitlement of the HEH Independent Shareholders to attend and vote at the HEH EGM. No transfer of shares will be effected during the Closure. In order to be entitled to attend and vote at the HEH EGM, all share transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong no later than 4:00 p.m. on Wednesday, 7th December, 2005.

As at the date of this notice, the Company's Board comprises Mr. Canning Fok Kin-ning (Chairman), Mr. Tso Kai-sum (Group Managing Director), Mr. Andrew Hunter, Mr. Kam Hing-lam, Mr. Francis Lee Lan-yee, Mr. Victor Li Tzar-kuoi and Mr. Frank J. Sixt, being the executive directors, Mr. Ronald J. Arculli, Mrs. Susan M.F. Chow, Mr George C. Magnus and Mr. Ewan Yee Lup-yuen, being the non-executive directors, Mr. Holger Kluge, Mr. Ralph Shea and Mr. Wong Chung-hin, being the independent non-executive directors.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 22nd November, 2005

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(於香港註冊成立之有限公司)

(股份代號：006)

暫停辦理股東登記手續通知

為確定有權出席港燈股東特別大會及於會上投票之港燈獨立股東，本公司將於二零零五年十二月八日(星期四)至二零零五年十二月十三日(星期二)(包括首尾兩日)暫停辦理股東登記手續，期間將不會辦理任何股份過戶登記。

謹此提述香港電燈集團有限公司(「**本公司**」或「**港燈**」)與長江基建集團有限公司於二零零五年十一月十日聯合發出之公佈(「**聯合公佈**」)，內容有關(其中包括)根據上市規則之有關規定，向港燈股東寄發港燈股東特別大會通告(「**該通告**」)。除文義另有所指外，本公佈所用詞彙與聯合公佈所界定者具相同涵義。

該通告將約於二零零五年十一月二十五日寄發予港燈股東。本公司將於二零零五年十二月八日(星期四)至二零零五年十二月十三日(星期二)(包括首尾兩日)暫停辦理股東登記手續(「**暫停辦理登記**」)，以確定有權出席港燈股東特別大會及於會上投票之港燈獨立股東。暫停辦理登記期間將不會辦理任何股份過戶登記。為符合資格出席港燈股東特別大會並於會上投票，所有股份過戶文件連同有關股票，最遲須於二零零五年十二月七日(星期三)下午四時正前送達本公司之過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712至1716室。

於本通知日期，本公司董事局由執行董事霍建寧先生(主席)、曹棨森先生(集團董事總經理)、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生及陸法蘭先生；非執行董事夏佳理先生、周胡慕芳女士、麥理思先生及余立仁先生；及獨立非執行董事顧浩格先生、余頌平先生及黃頌顯先生組成。

承董事局命

公司秘書

黃莉華

香港，二零零五年十一月二十二日